Edward M. Kelly, Senior Counsel

Shelly Haywood, Staff Attorney

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

December 18, 2019

Re:	ERC Homebuilders 1, Inc.

Offering Statement on Form 1-A/A
File No. 024-10987

Dear Mr. Kelly and Ms. Haywood,

On behalf of ERC Homebuilders 1, Inc., I hereby request qualification of the above-referenced offering statement at 4pm Eastern time on December 20, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Gerald Ellenburg

Gerald Ellenburg

Chief Executive Officer

ERC Homebuilders 1, Inc.